2500, 101 – 6th Avenue SW

Calgary, AB T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Subscription Receipts Mechanics

Calgary, Alberta, May 31, 2007 – Further to Gentry Resources Ltd.’s ("Gentry") earlier press release of today which communicated that the 12,500,000 subscription receipts of Gentry (the “Subscription Receipts”) would be de-listed from trading on the Toronto Stock Exchange at the close of business today, the Subscription Receipts will not be de-listed until the close of business on Friday, June 1, 2007.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

(403) 264-6161

Ketan Panchmatia, Chief Financial Officer

(403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

    TSX Symbol:  GNY